UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                READICARE, INC.
________________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK

________________________________________________________________________________
                        (Title of Class of Securities)

                                   75527610
________________________________________________________________________________
                                (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75527610               13G                        Page 2 of 7 Pages

 1) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    WEISS, PECK & GREER, L.L.C.

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  / /
      (b)  /x/

 3) SEC Use Only

 4) Citizenship or Place of Organization

        NEW YORK

                    (5) Sole Voting Power
                        0

Number of Shares
                    (6) Shared Voting Power
 Beneficially           694,100

 Owned by Each
                    (7) Sole Dispositive Power
Reporting Person        0

     With
                    (8) Shared Dispositive Power
                        694,100


 9) Aggregate Amount Beneficially Owned by Each Reporting Person

    694,100


10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)   /x/

11) Percent of Class Represented by Amount in Row 9

    8.46%

12) Type of Reporting Person (See Instructions)

    BD,IA,PN


CUSIP No. 75527610               13G                        Page 3 of 7 Pages

 1) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    WPG - FARBER PARTNERS FUND, L.P.

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  / /
      (b)  / /

 3) SEC Use Only

 4) Citizenship or Place of Organization

    DELAWARE

                    (5) Sole Voting Power
                        0

Number of Shares
                    (6) Shared Voting Power
 Beneficially           499,600

 Owned by Each
                    (7) Sole Dispositive Power
Reporting Person        0

     With
                    (8) Shared Dispositive Power
                        499,600


 9) Aggregate Amount Beneficially Owned by Each Reporting Person

    499,600


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)   / /

11) Percent of Class Represented by Amount in Row 9

    6.0%

12) Type of Reporting Person (See Instructions)

    BD,IA,PN


CUSIP No. 75527610               13G                        Page 4 of 7 Pages


 1) Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    WPG - FARBER OVERSEAS PARTNERS, LTD.

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  / /
      (b)  / /

 3) SEC Use Only

 4) Citizenship or Place of Organization

    CAYMAN ISLANDS, BWI

                    (5) Sole Voting Power
                        0

Number of Shares
                    (6) Shared Voting Power
 Beneficially           194,500

 Owned by Each
                    (7) Sole Dispositive Power
Reporting Person        0

     With
                    (8) Shared Dispositive Power
                        194,500


 9) Aggregate Amount Beneficially Owned by Each Reporting Person

    194,500


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)   / /

11) Percent of Class Represented by Amount in Row 9

    2.37%

12) Type of Reporting Person (See Instructions)

    BD,IA,PN

Cusip No. 75527610                     13G                      Page 5 of 7

Item 1(a).      Name of Issuer:  Readicare, Inc.

Item 1(b).      Address of Issuer's Principal Executive Office:

                446 Oakmead Parkway
                Sunnyvale, CA  94086

Item 2(a). Name of Person Filing: Weiss, Peck & Greer, L.L.C. ("WPG"), WPG-Farber Partners Fund, L.P. ("WPG-FP") and WPG-Farber Overseas Partners, Ltd. ("WPG-FOP")

Item 2(b).      Address of Principal Business Office, or if None, Residence:

                One New York Plaza
                New York, NY 10004

Item 2(c). Citizenship: WPG is a limited liability company, organized under the laws of the State of Delaware. WPG-FP is a Delaware partnership. WPG-FOP is a corporation organized under the laws of the Cayman Islands, BWI.

Item 2(d).      Title of Class of Securities:  Common Stock

Item 2(e).      CUSIP Number:  75527610

Item 3. This Schedule 13G has been filed by WPG, WPG-FP and WPG-FOP pursuant to Rule 13d-1(c).

Item 4(a)-(c).  Ownership:

The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 8,200,000 shares reported to be outstanding by Readicare, Inc. at September 30, 1995.

This Statement on Schedule 13G ("Scheduled 13G") is filed by Weiss, Peck & Greer, L.L.C., a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under
Section 203 of the Investment Advisers Act of 1940, as amended.

Cusip No. 75527610                     13G                      Page 6 of 7

As of December 31, 1995, WPG-FP, a Delaware limited partnership, a general partner of which is WPG, owned of record 499,600 shares of Readicare, Inc. common stock ("Common Stock") constituting in the aggregate approximately 6.0% of the outstanding shares. By reason of its relationship with WPG-FP such shares may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPG. WPG expressly disclaims beneficial ownership of the Common Stock. WPG-FP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by it.

As of December 31, 1995, WPG-FOP, a Cayman Islands corporation, owned of record 194,500 shares of Common Stock constituting in the aggregate approximately 2.37%

of the outstanding shares. WPG is a general partner of Weiss, Peck & Greer-Farber Associates, the Advisor of WPG-FOP. By reason of its relationship with WPG-FOP such shares may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPG. WPG expressly disclaims beneficial ownership of the Common Stock. WPG-FOP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by it.

This Schedule 13G is not being filed with respect to the shares of Common Stock which may be owned by principals of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such shares. Each of such principals disclaims, pursuant to Rule 13d-4, that he is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record.

Item 5. Ownership of Five Percent or Less of a Class:

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable.

Cusip No. 75527610                     13G                      Page 7 of 7

Item 8. Identification and Classification of Members of the Group:

        Not applicable.

Item 9. Notice of Dissolution of the Group:

        Not applicable.

Item 10. Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by WPG, WPG-FP and WPG-FOP were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 1996

WEISS, PECK & GREER, L.L.C.

By: /s/ Richard S. Pollack
    Richard S. Pollack
    General Counsel

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).